UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Interchange Financial Services Corporation (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
458447109 (CUSIP Number)
Lawrence B. Seidman 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Seidman and Associates, LLC I.R.S. Identification No. 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person OO

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Seidman Investment Partnership, LP I.R.S. Identification No. 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person PN

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Seidman Investment Partnership II, LP I.R.S. Identification No. 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person PN

4

SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Broad Park Investors, LLC I.R.S. Identification No. 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person OO

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Federal Holdings, LLC I.R.S. Identification No. 13-3838083

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person OO

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Pollack Investment Partnership, LP I.R.S. Identification No. 22-3736367

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person PN

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Lawrence B. Seidman I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Dennis Pollack I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Raymond Vanaria I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

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SCHEDULE 13D
CUSIP No. 458447109

1.	Names of Reporting Persons. Neal Axelrod I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

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This statement on Schedule 13 D which was filed on April 13, 2005, Amendment No.1 was filed on June 29, 2005, Amendment No.2 was filed on August 23, 2005, Amendment No. 3 was filed on November 14, 2005, Amendment No. 4 was filed on December 9, 2005, Amendment No.5 was filed on February 8, 2006, and Amendment No. 6 was filed on April 12, 2006 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Federal Holdings, L.L.C. (“Federal”), Pollack Investment Partnership, L.P. (“PIP”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Raymond Vanaria ("Vanaria"), and Neal Axelrod ("Axelrod") collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Interchange Financial Services Corporation (“IFCJ”), a New Jersey corporation, is hereby amended as set forth below. Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”.

Item 5. Interest in Securities of the Issuer.
(b)
On January 3, 2007 TD Banknorth completed its acquisition of Interchange Financial Services Corporation (“IFCJ”). On April 13, 2006 TD Banknorth announced the acquisition of IFCJ in a cash transaction valued at $23 per share.  On January 3, 2007, the IFCJ shares owned by the Reporting Persons were exchanged for $18,584,897.  IFCJ no longer exists.

Schedule A attached below describes transactions within the past sixty (60) days except for previously reported transactions in the Common Stock effected by the Reporting Persons.

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Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2006

By:	/s/ Lawrence B. Seidman Lawrence B. Seidman, Power of Attorney Pursuant to Joint Agreement dated July 26, 2004

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SCHEDULE A

	Shares	Price	Proceeds
SAL	304,120	23.00	6,994,776.00
SIP	262,647	23.00	6,040,881.00
SIPII	137,991	23.00	3,173,793.00
PIP	47,930	23.00	1,102,390.00
Broad Park	32,850	23.00	755,550.00
Seidman Clients	22,501	23.00	517,523.00